March 3, 2006

Mail Stop 6010

John X. Adiletta
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, New Jersey 07921

Re:	Somerset International Group, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
	File No. 333-128262
	Filed on February 13, 2006
Dear Mr. Adiletta:
      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Fee Table
1. We reissue comment 1. You should use a current market price to calculate the additional fee only for the additional fees added in the amendment.
About our Company, page 1
2. We reissue comment 2.  Please revise the summary as requested.
3. We note your response to our prior comment 3. We reissue the comment. Because the consolidated entity in which shareholders will invest cannot recognize revenue from consulting services as you mention, please revise your business strategy to clarify.
4. We note your revisions about your blank check status.  It remains
unclear how your disclosure is reconcilable to the definition of a blank check company. Also, if you are not a blank check company, it is unclear why the issue is of a level of significance as to require
this disclosure is the prospectus summary.
Selling Shareholders, page 8
5. We note your new disclosure on page 8. It appears that the numbers described in the first paragraph do not add up to the numbers in the second and third paragraphs.  The 7,321,733 shares
described
in the third paragraph are not all included in the paragraph`s description. Also, the total shares in the listed selling shareholder table does not appear to match the number of shares in the fee table.
6. We note your response to comment 11. Please tell us why the timing of your additional financings is affected by the effectiveness of this registration statement which does not provide proceeds to you. Also tell us why you registered for resale the shares underlying the note given your disclosure that you intend to repay the note at the time that the registration statement is effective.
7. We note in response to our comment 12 you deleted the reference to
"finding financial sources" and you revised the disclosure to describe some of the services the selling stockholders provided to you. Please include a description of the other services they provided to the company and explain why the selling stockholder is not a registered broker-dealer.
8. Please reconcile your calculations in footnote 24 to the
dividend
provisions in your Certificate of Designations.  Also, please clarify
your disclosure regarding why the obligation falls to $1,500,000
and
explicitly address effect of the redemption obligation.
9. We reissue prior comment 14 in part.  Please clarify the
duration
of services for which the compensation accrued.
10. We reissue comment 15.  Instruction 3 to Regulation S-B Item
403
requires that you use different denominators in the beneficial ownership calculation based on each individual`s rights to acquire shares. Also revise your beneficial ownership table on page 18 accordingly.
11. We note your response to our prior comment 16. Please explain where you have reconciled the number of pre-offering securities held by the selling stockholders with the information in the newly added table regarding beneficial ownership of your preferred stock on page
18.
12. Please expand footnote 7 to disclose the price of the February 2006 transaction.

Directors, page 16
13. We note the date provided in response to comment 21 and disclosed in this section. Please reconcile with the date in Exhibit 10. 5 Common Stock, page 18
14. We note your response to comment 17. Please file the amended certificate of designations as an exhibit. Also, please tell us when you filed proxy material related to this amendment to your articles of incorporation.
Preferred Stock, page 20
15. Please tell us where in your prospectus you have described the pledge arrangement mentioned exhibit filed in response to prior comment 18.
Corporate Developments, page 22
16. Your response to prior comment 22 does not clarify how none of the transactions mentioned in this section required shareholder approval. Please provide us an opinion of counsel that states unconditionally whether the transactions described in this section and your name change described on page 22 required shareholder approval.
Customers and Market - Page 26
17. We note the exhibit you filed in response to comment 23. Please tell us how that exhibit supports your disclosure about your contract with the State of New York. Also note that your exhibits should be complete, including all attachments, such as appendices and schedules.
18. Please expand your response to comment 24 to tell us the names of the customers and to analyze why this information need not be included in your prospectus for investors to understand the scope and risks associated with your disclosed operations.
Recent Developments, page 27
19. Please update to reflect the status of this transaction as the letter of intent appears to have expired.

Certain Relationships and Related Transactions, page 31
20. Please explain to us the date, amount, and reasons for the guarantees mentioned in the exhibit filed in response to prior comment 28. Also tell us where you have disclosed the guarantees.
21. Please update to disclose the amount of accrued salary
currently
owed to your officers as of a more recent date.
22. Please identify the parties to the note mentioned in the penultimate paragraph and explain their relationship to you. Describe the date and purpose of the original note issuance.
Executive Compensation, page 32
23. Please clearly disclose the payment terms of all salary for your
executives for each year. For example, disclose when the entire amount of 2004 salary was paid, whether in stock, waived by the executive or still owed to the executive.
24. Please file as exhibits the agreements you describe in
footnotes
4 and 5 with your executives exchanging accrued salary for common stock.
Financial Statements
25. Please revise to update the financial statements in accordance with Item 310(g) of Regulation S-B.
Consolidated Statements of Operations, page F-3
26. We note that general and administrative expenses for the three and nine months ended September 30, 2005 have been reduced by $15,625 and $83,229, respectively, compared to the prior Form SB-2. In addition, we note that the line item "other current assets / deferred charges" on the statement of cash flows for the nine months ended September 30, 2005 has also changed by $83,229. Please tell us and revise the filing to disclose the reasons for these changes.

Note 2.  Revenue Recognition, page F-6
27. We note your response to prior comment 41. You state that you believe the equipment, installation and maintenance agreements are three separate arrangements. However, we note you state that the equipment and installation terms are included in the same purchase order document. In addition, you state that the maintenance agreements are "entered into with a customer typically after the installation services are performed." We have the following additional comments:
* Refer to paragraph 2 of EITF 00-21, which states that "separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement." Tell us why you believe it is appropriate to consider the equipment, installation and maintenance contracts to be three separate arrangements. Tell us whether your initial negotiations for the equipment and installation also include any discussion of the maintenance services that you will provide.
* Please tell us how much time typically passes from the time of the order being received and the installation being completed.
* We note you have three customers. Tell us what you mean by the term "typically" when referring to the timing of the maintenance agreements. If the timing of the maintenance agreement is not the same for all of your agreements, tell us why you believe you comply with EITF 00-21 for the other arrangements. Please note that you should evaluate each arrangement separately when determining the appropriate revenue recognition.
Note 7.  Related Party Transaction, page F-6
28. We note your response to prior comment 42. You state in your response that you believe the return of the shares was due to a failure of the employee to fulfill an obligation. The shares being referred to were originally issued on July 1, 2004 as part of the transaction with Somerset-NJ. On page 1 of this filing, you state that the shares issued represented "the value of services provided during 2004 by Somerset-NJ on [your] behalf." Based on this disclosure, and considering the guidance of paragraphs 12-15 of APB
25, it appears that you appropriately recorded the entire compensation cost relating to this stock issued to employees as the related services had been provided as of the date the shares were issued. However, based on your response to comment 42, it is now unclear whether your initial accounting was appropriate as your response appears to indicate that the services for which the stock was issued had not been provided. Please revise to clarify if the services for which the shares were originally issued have been provided. If they have, we continue to request that you revise the financial statements to record the return of the shares as a component of equity rather than as a reversal of previously recorded compensation cost. If the services have not been provided, please revise the financial statements to correct the original accounting for the compensation cost so that the expense is recognized as the services are provided.
Note 10.  Promissory Notes Payable, page F-7
29. You state that you have "agreed to register the common stock with the [SEC] within one hundred and eighty (180) days from closing, which is September 12, 2005." We note that is the date that you filed the initial registration statement. You previously indicated to us that your requirement was to file a registration statement by that date and that you are not subject to any penalties relating to the failure to register the shares by September 12, 2005. Please revise the filing to clarify your disclosure with respect to your requirements under these agreements.
Recent Sales, page II-2
30. We note your response to comment 37; however, you must disclose all unregistered sales of securities, regardless of the issuance of the underlying common shares.
31. Please expand your disclosure and response comment 38 to clarify how you satisfied the requirements of Section 4(2) for a distribution of your securities through Secure Systems, Inc.
32. Please disclose the nature and duration of the consulting services provided by Crescent for the January 2006 issuance. File the related agreements.
Exhibit Index
33. Please clearly indicate where you have filed your debt obligations.
Exhibit 5.1
34. We note your counsel`s opinion states that the shares to be sold
"have been or will be" duly authorized. With a view toward disclosure, please file an opinion that clarifies when the shares will be duly authorized.

Exhibit 10.9
35. We note exhibit 10.9 filed in response to prior comment 20.
Please file a complete agreement, including the date and the parties.
Also ensure that you have fully disclosed all related party interest.

*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Praveen Kartholy at (202) 551-3639 or Kevin
Vaughn, Accounting Reviewer, at (202) 551-3643 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.

			Sincerely,




			Russell Mancuso
			Branch Chief
cc (via fax):  Gregg E. Jaclin, Esq.